June 6, 2019

Peter Wojcik
President and Chief Executive Officer
Pharmagreen Biotech Inc.
2987 Blackbear Court, Coquitlam
British Columbia, V4E 3A2, Canada

       Re: Pharmagreen Biotech Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 5, 2019
           File No. 333-230413

Dear Mr. Wojcik:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed June 5, 2019

Plan of Distribution
Underwriters and Agents, page 33

1. We note your response to comments 2 and 3. We also note the statement on page 33 that
       "[t]he underwriters may resell the offered securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale" and the statement on page 32 that "any public offering price ... may be changed from time to time." Since you are not currently eligible to sell at market prices or on a continuous or delayed basis under Rule 415(a)(1)(x) of Regulation C, please reconcile or advise.
 Peter Wojcik
FirstName LastNamePeter Wojcik
Pharmagreen Biotech Inc.
Comapany NamePharmagreen Biotech Inc.
June 6, 2019
Page 2
June 6, 2019 Page 2
FirstName LastName
Transactions With Related Persons, Promoters And Certain Control Persons, page
58

2. We note your response to prior comment 5. Please revise the disclosure in this section to add disclosure regarding the convertible securities with related parties, including the conversion feature, the terms of conversion, the extent to which the debt has been converted and the beneficial conversion feature referenced on page 49. Recent Sales of Unregistered Securities, page II-2

3. We note your response to comment 7 and we reissue it. Please name the persons or identify the class of persons to whom the securities were sold, indicate the section of the
         Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here. See Item 701(b) and (d) of Regulation S-K.
       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Transportation and Leisure
cc:      Peter Wojcik